                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1955

                                                                                                                                                                      tara_r_buckley@vanguard.com

November 8, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Chester Funds

Dear Mr. Sandoe:

The following responds to your comments of November 3, 2010 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective Amendment No. 45, which was filed on September 27, 2010 pursuant to Rule 485(a).

Comment 1:   Target Retirement Income Fund – Prospectus – Fund Summary – Investment Objective

Comment:       The part of the Fund’s investment objective that seeks “some capital appreciation” is inconsistent with the Fund’s name and Rule 35d-1.

Response:        Question 9 in the staff’s Q&A on Rule 35d-1 states that the rule does not apply to the term “income” where that term refers to an investment objective or strategy rather than a type of investment. Additionally, we are aware of other funds that have the term “income” in their name and have an investment objective that seeks capital appreciation in addition to income. Therefore, we will retain this disclosure.

Comment 2:   All Target Retirement Funds – Prospectus – Fund Summary – Primary Investment Strategies

Comment:       Add emerging markets to the list of the Fund’s indirect stock holdings.

Response:        We have added the requested disclosure.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

Christian Sandoe, Esq.

November 8, 2010

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses and explanations.

Sincerely,

Tara R. Buckley

Associate Counsel

The Vanguard Group, Inc.